Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Announces 50 for 1 Share Consolidation

BEIJING, December 9, 2025 /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (Nasdaq: AZI) (the “Company” or “Autozi”), one of the leading and fast-growing lifecycle automotive service providers in China, today announced that the Company’s board of directors approved on November 12, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on a 50 for 1 ratio with the marketplace effective date of December 12, 2025.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on December 12, 2025, the Company’s Class A ordinary shares will trade on the Nasdaq Global Market on a split-adjusted basis, under the same symbol “AZI” but under a new CUSIP number, G06382116.

As a result of the share consolidation, each 50 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

At the time the share consolidation is effective, the Company’s authorised share capital will be changed from US$500,000 divided into 480,000,000,000 Class A ordinary shares of US$0.000001 par value each and 20,000,000,000 Class B ordinary shares of US$0.000001 par value each, to US$500,000 divided into 9,600,000,000 Class A ordinary shares of US$0.00005 par value each and 400,000,000 Class B ordinary shares of US$0.00005 par value each. The Company’s total issued and outstanding Class A ordinary shares will be changed from 130,535,933 Class A ordinary shares of US$0.000001 par value each to approximately 2,610,719 Class A ordinary shares of US$0.00005 par value each. The Company’s total issued and outstanding Class B ordinary shares will be changed from 30,655,100 Class B ordinary shares of US$0.000001 par value each to approximately 613,102 Class B ordinary shares of US$0.00005 par value each.

About Autozi Internet Technology (Global) Ltd.

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Autozi Internet Technology (Global) Ltd.

Ms. Jiabing Song

Email: boardoffice@autozi.com